Exhibit 99.2

Sun Life Financial declares dividends on Common and Preferred Shares payable in Q1 2019

TORONTO, ON – (February 13, 2019) – The Board of Directors (the “Board”) of Sun Life Financial Inc. (the “Company”) (TSX: SLF) (NYSE: SLF) today announced that a dividend of $0.50 per share on the common shares of the Company has been declared, payable March 29, 2019 to shareholders of record at the close of business on March 1, 2019. This is the same amount as paid in the previous quarter.

The Board also announced that the following dividends have been declared on the Company’s Class A Non-Cumulative Preferred Shares, payable on March 29, 2019 to shareholders of record at the close of business on March 1, 2019:

Series 1	$0.296875 per share
Series 2	$0.30 per share
Series 3	$0.278125 per share
Series 4	$0.278125 per share
Series 5	$0.28125 per share
Series 8R Series 9QR	$0.142188 per share $0.192514 per share
Series 10R	$0.177625 per share
Series 11QR Series 12R	$0.239363 per share $0.237875 per share

Common shares of the Company acquired under the Company’s Canadian Dividend Reinvestment and Share Purchase Plan (the “Plan”) will be purchased by the Plan agent on the open market through the facilities of the Toronto Stock Exchange and through the facilities of other Canadian stock exchanges and alternative Canadian trading platforms.

Sun Life Financial Inc. has designated the dividends referred to above as eligible dividends for the purposes of the Income Tax Act (Canada).

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2018, Sun Life Financial had total assets under management of $951 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Media Relations Contact:	Investor Relations Contact:
Irene Poon	Greg Dilworth
Manager, Media & PR	Vice-President
Corporate Communications	Investor Relations
T. 647-256-2596	T. 416-979-6230
irene.poon@sunlife.com	investor.relations@sunlife.com